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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Aradigm Corporation

(Name of Issuer)

Common Stock, no par value

(Title of Class of Securities)

038505103

(Cusip Number)

Donald W. Hughes
Camden Partners Holdings, LLC
One South Street, Suite 2150
Baltimore, Maryland 21202

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

March 10, 2003

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 038505103

1.	Name of Reporting Person: Camden Partners Strategic II, LLC		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☒

3.	SEC Use Only:

4.	Source of Funds (See Instructions): AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Delaware Limited Liability Company

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power:

		8.	Shared Voting Power: 2,540,631

		9.	Sole Dispositive Power:

		10.	Shared Dispositive Power: 2,540,631

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 2,540,631

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 4.94%

14.	Type of Reporting Person (See Instructions): OO

CUSIP No. 038505103

1.	Name of Reporting Person: Camden Partners Strategic Fund II-A, L.P.		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☒

3.	SEC Use Only:

4.	Source of Funds (See Instructions): WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Delaware Limited Partnership

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power:

		8.	Shared Voting Power: 2,540,631

		9.	Sole Dispositive Power:

		10.	Shared Dispositive Power: 2,540,631

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 2,540,631

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 4.94%

14.	Type of Reporting Person (See Instructions): PN

CUSIP No. 038505103

1.	Name of Reporting Person: Camden Partners Strategic Fund II-B, L.P.		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☒

3.	SEC Use Only:

4.	Source of Funds (See Instructions): WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Delaware Limited Liability Company

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power:

		8.	Shared Voting Power: 2,540,631

		9.	Sole Dispositive Power:

		10.	Shared Dispositive Power: 2,540,631

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 2,540,631

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 4.94%

14.	Type of Reporting Person (See Instructions): PN

CUSIP No. 038505103

1.	Name of Reporting Person: Donald W. Hughes		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☒

3.	SEC Use Only:

4.	Source of Funds (See Instructions): AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: United States of America

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power:

		8.	Shared Voting Power: 2,540,631

		9.	Sole Dispositive Power:

		10.	Shared Dispositive Power: 2,540,631

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 2,540,631

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 4.94%

14.	Type of Reporting Person (See Instructions): IN

CUSIP No. 038505103

1.	Name of Reporting Person: Richard M. Johnston		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☒

3.	SEC Use Only:

4.	Source of Funds (See Instructions): AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: United States of America

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power:

		8.	Shared Voting Power: 2,540,631

		9.	Sole Dispositive Power:

		10.	Shared Dispositive Power: 2,540,631

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 2,540,631

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 4.94%

14.	Type of Reporting Person (See Instructions): IN

CUSIP No. 038505103

1.	Name of Reporting Person: David L. Warnock		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☒

3.	SEC Use Only:

4.	Source of Funds (See Instructions): AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: United States of America

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power:

		8.	Shared Voting Power: 2,540,631

		9.	Sole Dispositive Power:

		10.	Shared Dispositive Power: 2,540,631

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 2,540,631

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 4.94%

14.	Type of Reporting Person (See Instructions): IN

CUSIP No. 038505103

1.	Name of Reporting Person: Richard M. Berkeley		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☒

3.	SEC Use Only:

4.	Source of Funds (See Instructions): AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: United States of America

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power:

		8.	Shared Voting Power: 2,540,631

		9.	Sole Dispositive Power:

		10.	Shared Dispositive Power: 2,540,631

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 2,540,631

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 4.94%

14.	Type of Reporting Person (See Instructions): IN

Item 1. Security and Issuer

     This Schedule 13D relates to the common stock, no par value (“Common Stock”), Series A Convertible Preferred Stock, no par value (“Preferred Stock”), Warrants (“Warrants”) and Series A Warrants (“Series A Warrants” and together with the Common Stock, Preferred Stock and Warrants, the “Securities”) of Aradigm Corporation, a California corporation (the “Company”), having its principal executive office at 3929 Point Eden Way, Hayward, California 94545.

Item 2. Identity and Background

     (a)  This Schedule 13D is being filed by Camden Partners Strategic II, LLC, a Delaware limited liability company (“CPS II”), Camden Partners Strategic Fund II-A, L.P., a Delaware limited partnership (“CPS Fund II-A”), Camden Partners Strategic Fund II-B, L.P., a Delaware limited partnership (“CPS Fund II-B”), and Messrs. Donald W. Hughes, Richard M. Johnston, David L. Warnock and Richard M. Berkeley (collectively, the “Managing Members”). CPS II is the general partner of each of CPS Fund II-A and CPS Fund II-B. Messrs. Hughes, Johnston, Warnock and Berkeley are the Managing Members of CPS II. CPS II, CPS Fund II-A, CPS Fund II-B and Messrs Hughes, Johnston, Warnock and Berkeley are sometimes referred to herein collectively, as the “Reporting Persons”). CPS Fund II-A and CPS Fund II-B are direct beneficial owners of Securities of the Company. CPS II may be deemed an indirect beneficial owner of Securities of the Company by virtue of it being the sole general partner of each of CPS Fund II-A and CPS Fund II-B, to the extent of its pecuniary interest in each of CPS Fund II-A and CPS Fund II-B. Each of Messrs. Hughes, Johnston, Warnock and Berkeley may be deemed to be an indirect beneficial owner of Securities of the Company by virtue of being a Managing Member of CPS II, to the extent of his indirect pecuniary interest in Securities of the Company beneficially owned by CPS Fund II-A and CPS Fund II-B.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

     The transactions pursuant to the Purchase Agreement dated February 10, 2003 and the Warrant Repricing Agreement dated as of February 10, 2003 (collectively, the transactions pursuant to the Purchase Agreement and the Repricing Agreement are hereafter referred to as the “Financing”) closed on March 10, 2003. Upon consummation of the Financing, the Voting Agreement dated as of February 10, 2003 (the “Voting Agreement”), to which CPS Fund II-A was a party, terminated effective March 10, 2003. Upon termination of the Voting Agreement, the Reporting Persons, directly or indirectly, may no longer be deemed to be a member of a “Group” with the other parties to the Voting Agreement and each of them specifically disclaims membership in any such “Group.” Upon termination of the Voting Agreement and consummation of the Financing, the Reporting Persons are direct or indirect beneficial owners of less than 5% of the Company’s outstanding Securities and are not subject to the reporting obligations under Section 13(d) of the Securities Exchange Act of 1934, as amended. The Reporting Persons, direct and indirect, percentage ownership of the Company was calculated based on a denominator of 51,424,812 outstanding shares of Common Stock, which includes (i) 566,400 shares of Common Stock issuable upon conversion of Preferred Stock owned by CPS Fund II-A, (ii) 33,600 shares of Common Stock issuable upon conversion of Preferred Stock owned by CPS Fund II-B, (iii) 368,160 shares of Common Stock issuable upon exercise of Series A Warrants held by CPS Fund II-A, which are currently exercisable or will become exercisable within 60 days, (iv) 21,840 shares of Common Stock issuable upon exercise of Series A Warrants held by CPS Fund II-B, which are currently exercisable or will become exercisable within 60 days, (v) 268,860 shares of Common Stock issuable upon exercise of Warrants held by CPS Fund II-A, which are currently exercisable or will become exercisable within 60 days, and (vi) 15,949 shares of Common Stock issuable upon exercise of Warrants held by CPS Fund II-B, which are currently exercisable or will become exercisable within 60 days.

     Each of CPS II and each Managing Member disclaim all beneficial ownership of all Securities of the Company directly and indirectly beneficially owned by CPS Fund II-A and CPS Fund II-B, except for its or his pecuniary interest therein. Each of CPS Fund II-A and CPS Fund II-B disclaims beneficial ownership of Securities of the Company directly or indirectly beneficially owned by the other. Each of CPS II, CPS Fund II-A, CPS Fund II-B and each Managing Member disclaims it is a member of a “Group” for purposes of filing this Schedule 13D/A and for every other purpose.

Item 7. Material to Be Filed as Exhibits

     Exhibit 1 – Agreement regarding filing of joint Schedule 13D.

     Exhibit 2 – Power of Attorney of David L. Warnock

     Exhibit 3 – Power of Attorney of Richard M. Johnston

     Exhibit 4 – Power of Attorney of Richard M. Berkeley

Signature

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

     March 12, 2003

Date

CAMDEN PARTNERS STRATEGIC II, LLC

BY: /S/ DONALD W. HUGHES

Signature

Donald W. Hughes, as Managing Member

Name/Title

CAMDEN PARTNERS STRATEGIC FUND II-A, L.P.
By:	CAMDEN PARTNERS STRATEGIC II, LLC, as sole General Partner

BY: /S/ DONALD W. HUGHES

Signature

Donald W. Hughes, as Managing Member

Name/Title

CAMDEN PARTNERS STRATEGIC FUND II-B, L.P.
By:	CAMDEN PARTNERS STRATEGIC II, LLC, as sole General Partner

BY: /S/ DONALD W. HUGHES

Signature

Donald W. Hughes, as Managing Member

Name/Title

/S/ DONALD W. HUGHES

Donald W. Hughes

*

Richard M. Johnston

*

David L. Warnock

*

Richard M. Berkeley

* By:	/S/ DONALD W. HUGHES

Donald W. Hughes, Attorney-in-Fact

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)

Last update 12/05/02